Mail Stop 3561

April 19, 2007

Samuel F.H. Jeffries, President
Organic Sales and Marketing, Inc.
114 Broadway
Raynham, MA 02767

> **Re:** **Organic Sales and Marketing, Inc.**
> **Form 10-SB**
> **Filed March 27, 2007**
> **File No. 1-33386**

Dear Mr. Jeffries:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date.

Business of the Issuer, page 3

2. We note here and elsewhere in your disclosures quantitative references to studies published by the Natural Market Institute, the Organic Trade Association and the Funeral Directors Association. Please provide copies of these studies to us, appropriately marked and dated. Also, if you commissioned any of the studies, please identify in your disclosure that you commissioned the study.

3. Please explain in your disclosure the nature of your outsourcing manufacturing and marketing relationship with Land O'Lakes and North Eastern Sales Solutions. Do you have long-term agreements with these entities?

4. Please provide more details concerning your potential transaction with Andrew Garrett, Inc. Also, please file the letter of intent with Andrew Garrett, Inc. as an exhibit to your filing. In this regard, please ensure that you file all your material contracts as exhibits to your filing.

Organic Fertilizer Market, page 4

5. Please provide support for your quantitative statement that the lawn and garden market is a 30 million dollar market. In this regard, disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.

Jewelry, Modeling and Bead Markets, page 5

6. If the two distributors are major customers, please identify them and indicate the percentage of your revenues that each represents. File as exhibits any contracts you may have with them.

Municipalities & Waste Disposal Markets, page 6

7. Please explain the nature of the indication of interest by MBTA to purchase your product.

8. Please explain the nature of your strategic affiliations with well-established manufactures and sales and marketing companies. For example, do you have contracts with these companies? In this regard, please avoid using defined terms like "LOL" here and elsewhere in your filing.

Distribution, page 7

9. We note your reference to your marketing efforts through television. Are you presently running television advertisements? In this regard, please only list those marketing efforts you are or expect shortly to employ. Please revise or advise.

10. We note that you have executed a distribution contract with North Eastern Sales Solutions. Please file this agreement as an exhibit to your filing.

The Source and Availability of Raw Materials, page 9

11. Please name your principal suppliers. Refer to Item 101(b)(5) of Regulation S-B.

Employees, page 11

12. We note your disclosure that you have approximately three full-time employees and two part time employees. Please revise to disclose the exact number of your total employees and the number of full time employees. Refer to Item 101(b)(12).

Management's Discussion and Analysis or Plan of Operation, page 12

13. We note your reference to forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly states that the safe harbor for forward looking statements does not apply to statements made with respect to the business or operation of an issuer if the offering is the issuer's initial public offering. Please delete your reference to forward-looking statements within the meaning of Section 27A of the Securities Act of 1933.

Plan of Operations, page 12

14. Where you provide projections of your future economic performance on pages 13 and 14, please also disclose enough information for an investor to understand the basis for and limitations of the projections. For example, disclose the assumptions which in management's opinion are most significant to the projections or are the key factors upon which the financial results of the enterprise depend. Refer to Item 10(d)(3) of Regulation S-B.

15. Please explain here the nature of your "strategic relationships established with key Sales Representative and Distributor organizations" and your "strong relationships with two vendors."   For example, do you have long-term agreements with these with these companies?

16. We note that you disclose that you have a current stock offering. However, Note 11 to your financials indicates that the offering has been closed. Please reconcile your disclosures.

Management's Discussion and Analysis of its Financial Condition and Results of Operations, page 15

17. Based on your disclosures throughout the document, including your disclosure on page 17 that you are a development stage company that has not generated any significant revenues since inception, please revise your financial statement to comply with the disclosure requirements in SFAS 7 with respect to development stage enterprises. In particular:

   • Identify the financial statements as those of a development stage company;
   • Replace the balance sheet caption "accumulated deficit" with something more descriptive such as "deficit accumulated during the development stage;"
   • Add a column to your statements of operations and statements of cash flows that shows cumulative amounts from inception;
   • Revise your statements of stockholders' equity to include equity issuance activity since inception.

   Refer to paragraphs 11 and 12 of SFAS 7. Alternatively, if you believe SFAS 7 is not applicable, please advise us in detail as to the basis for your position.

18. Please discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues, income, or your liquidity. In this regard, please discuss in reasonable detail:

   • economic or industry-wide factors relevant to your company, and

   • material opportunities, challenges, and

   • risks in short and long term and the actions you are taking to address them.

   Refer to Item 303(b) of Regulation S-B and SEC Release No. 33-8350.

Security Ownership of Certain Beneficial Owners and Management, page 24

19. Please revise to include any securities that a person or group has the right to acquire within 60 days or indicate by footnote that your beneficial disclosure includes shares that could be acquired within 60 days.

Management, page 25

20. For each biography, please revise to describe the type of business conducted by each company, if not clear from the business name.

21. For Mr. McEvoy, please revise to describe his business experience for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(a)(4) of Regulation S-B.

Executive Compensation, page 28

22. Please update the disclosure that appears here and elsewhere to reflect the implementation of the new disclosure requirements relating to executive and director compensation and related person disclosure. Refer to Securities Act Release 8732A located on our website at www.sec.gov.

23. In your updated compensation disclosure, please ensure that you provide disclosure on the compensation of your principal executive officer, regardless of their compensation level. Refer to Item 402(a)(2)(i) of Regulation S-B.

Certain Relationships and Related Transactions, page 29

24. Disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits or confirm to us that they all have been filed.

25. To the extent not currently disclosed, please disclose for each transaction the approximate dollar value of the related person's interest in the transaction. For example, you should disclose the approximate dollar value of the shares received by Joanne L.H. Anderson and Bruno Kordich. Refer to Item 404(a)(4) of Regulation S-B.

Financial Statements

Notes to the Financial Statements, page 9

Note 2. Summary of Significant Accounting Policies, page 9

26. Please disclose how you account for share based payments to non-employees, such as the 500,000 restricted shares issued in January 2007 for services rendered by Mr. Kordich since September 2004. Disclose the effect on your statements of operations arising from such share based payments as well as your method for estimating the fair value of the goods or services received, or the fair value of the equity instruments granted during the periods presented. Refer to paragraphs 64 and 65 of SFAS 123(R). Refer also, for guidance, to EITF 96-18.

Note 6. Convertible Notes Payable, page 17

27. Please revise your disclosure to clarify how you accounted for the convertible notes. In your current disclosure, your discussion of the application of EITF 00-19 is confusing and appears to be inconsistent with how you accounted for the convertible note issuances.

Additionally, your description of how you accounted for the "excess beneficial conversion feature" does not appear to be consistent with GAAP. If, as we assume, the "excess beneficial conversion feature" represents the excess of the intrinsic value of the beneficial conversion feature over the proceeds of the note issuance, please be advised that such excess need not be recorded as interest expense upon the conversion of the notes.

28. It is not clear what the amounts in the tables on page 18 represent. Please revise your disclosure to clarify.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Samuel F.H. Jeffries, President
Organic Sales and Marketing, Inc.
April 19, 2007
Page 7

       You may contact Adam Phippen, Accountant, at (202) 551-3336 or Robin Manuel, Accountant, at (202) 551-3832 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

       Sincerely,

       H. Christopher Owings
       Assistant Director

cc: H. Melville Hicks, Jr., Esq.